UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2
(Amendment No. 3)

Green Dot Corporation
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

39304D 102
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box below to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G - AMENDMENT 3

CUSIP No. 39304D 102	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Steven W. Streit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF	5	SOLE VOTING POWER 4,492,427 shares (1)(2)
SHARES BENEFICIALLY OWNED	6	SHARED VOTING POWER 25,757 shares (2)(3)
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 4,492,427 shares (1)(2)
PERSON WITH	8	SHARED DISPOSITIVE POWER 25,757 shares (2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,518,184 shares (1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6% *
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Represents (a) 3,282,885 shares of Class A common stock of the issuer (the “Class A Stock”) held by the Steven W. Streit Family Trust DTD 9/30/2005, (b) 36,828 shares of Class A Stock held by the Streit 2012 GRAT A DTD 2/07/2012, and (c) 1,842 shares of Class A Stock held by the Streit 2012 GRAT B DTD 2/07/2012, for each of which trusts the Reporting Person is the trustee, and 1,170,872 shares of Class A Stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2013.

(2)	Represents 25,757 shares of Class A Stock held by the Reporting Person's minor children.
*
Based on 37,727,368 shares of Class A Stock outstanding as of December 31, 2013, as reported by the issuer to the Reporting Person, plus the number of Class A stock or options exercisable within 60 days of December 31, 2013, held by the Reporting Person or affiliates of the Reporting Person, which are treated as outstanding only for the purpose of computing the percentage ownership of the Reporting Person.

SCHEDULE 13G - AMENDMENT 3

CUSIP No. 39304D 102	Page 3 of 5 Pages

Item 1.
	(a)	Name of Issuer:
Green Dot Corporation (the "Issuer")
	(b)	Address of Issuer's Principal Executive Offices:
3465 East Foothill Blvd. Pasadena, CA 91107
Item 2.
	(a)	Name of Person Filing:
Steven W. Streit (the “Reporting Person”)
	(b)	Address of Principal Business Office:
c/o Green Dot Corporation 3465 East Foothill Blvd. Pasadena, CA 91107
	(c)	Citizenship:
U.S.
	(d)	Title of Class of Securities:
Class A Common Stock, par value $0.001 per share
	(e)	CUSIP Number:
39304D 102
Item 3.	Not applicable
Item 4.	Ownership
The following information with respect to the ownership of the Class A Common Stock of the Issuer by the Reporting Person is provided as of December 31, 2013:
	(a)	Amount beneficially owned:
See Row 9 of cover page for the Reporting Person
	(b)	Percent of class:
See Row 11 of cover page for the Reporting Person

SCHEDULE 13G - AMENDMENT 3

CUSIP No. 39304D 102	Page 4 of 5 Pages

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
See Row 5 of cover page for the Reporting Person
(ii) Shared power to vote or to direct the vote:
See Row 6 of cover page for the Reporting Person
(iii) Sole power to dispose or to direct the disposition of:
See Row 7 of cover page for the Reporting Person
(iv) Shared power to dispose or to direct the disposition of:
See Row 8 of cover page for the Reporting Person
Item 5.	Ownership of Five Percent or Less of a Class
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Notice of Dissolution of Group
Not applicable
Item 10.	Certification
Not applicable

SCHEDULE 13G - AMENDMENT 3

CUSIP No. 39304D 102	Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2014		/s/ Steven W. Streit
		Name:	Steven W. Streit